Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	ORGANIZED UNDER LAWS OF
ABIOMED R&D, Inc.	Delaware
ABD Holding Company, Inc.	Massachusetts
Breethe, Inc.	Maryland
ABIOMED Europe, GmbH	Germany
ECP Entwicklungsgesellschaft mbH	Germany
AIS GmbH Aachen Innovative Solutions	Germany
ABIOMED SARL	France
ABIOMED Limited	United Kingdom
ABIOMED Athlone Ltd	Ireland
ABIOMED Japan KK	Japan
ABIOMED Singapore Pte. Ltd	Singapore
ABIOMED Australia Pte. Ltd	Australia